Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                                                                                                                                                                                                                 April 21, 2008

SUPPLEMENT DATED APRIL 21, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND MARCH PERFORMANCE UPDATE

FUND	MARCH	2008 YTD	Total NAV	NAV/Unit

Grant Park Futures Fund Class A Units	-0.63%	11.69%	$75.1M	$1,462.501

Grant Park Futures Fund Class B Units	-0.70%	11.45%	$437.5M	$1,273.470
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Long positions in the softs/agricultural commodities sector were the primary contributors to this month’s losses.  Positions in the soybean complex sustained setbacks as soybean prices closed at a new 3-month low after reports showed an increase in 2008 U.S. planting estimates.  A sell-off in the coffee market added to losses as analysts suggested that investors liquidated profitable long positions in the wake of February’s rally in commodity prices.

Long metals positions, both in the industrial and precious sectors, registered losses as a mid-month rally in the U.S. dollar drove commodity prices lower.  Positions in gold, copper, palladium, and platinum were the biggest contributors to sector losses.

Grant Park experienced modest gains in the equity indices sector, as profitable positions in the European indices outweighed losses incurred from positions in the U.S. and Japanese equity markets.

Fueled by a falling Japanese government bond market, the fixed income sector registered gains this past month.  After a powerful surge in February, analysts charged the sell-off in the Japanese fixed income markets to poor results posted from the most recent Japanese bond auction.

Next to the currency sector, positions in the energy markets were the most profitable for Grant Park.  A late-month rally across the sector added gains to long positions.  Analysts suggest that the linchpin to rising energy prices was a March 21st Department of Energy Report that quoted big drops in refinery utilization rates.

Lastly, currency positions were profitable with the bulk of the gains coming from the euro and Japanese yen markets.  Despite the brief mid-month dollar rally, the euro reached new all-time highs against the greenback, as talk of a U.S. recession was accompanied by the news of J.P. Morgan’s buyout of Bear Stearns.  The Japanese yen fluctuated intra-month on increased fears of a U.S. recession and falling demand for Japanese fixed income products, before finishing the month lower against the dollar, producing modest gains for the portfolio’s short yen positions.

OTHER FUND NEWS
We are pleased to announce that your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  If you no longer wish to receive your paper copy via regular mail you are asked to return a signed document acknowledging this which is available on our website.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,
David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson     Suite 600        Chicago, IL 60661      312.756.4450      312.756.4452 fax      800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
MARCH 31, 2008

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	5,096,406	12,181,623	26,801,481	64,605,620	31,897,887	76,787,243
Change in Unrealized Income (Loss)	(5,409,551)	(679,058)	(28,448,283)	(3,192,573)	(33,857,834)	(3,871,631)
Brokerage Commissions	(16,517)	(54,548)	(86,863)	(290,015)	(103,380)	(344,563)
Exchange, Clearing Fees and NFA charges	(25,528)	(76,536)	(134,248)	(406,703)	(159,776)	(483,239)
Other Trading Costs	(67,675)	(183,856)	(355,895)	(976,334)	(423,570)	(1,160,190)
Change in Accrued Commissions	4,248	10,330	22,350	54,759	26,598	65,089

Net Trading Income (Loss)	(418,617)	11,197,955	(2,201,458)	59,794,754	(2,620,075)	70,992,709

Other Income:
Interest, U.S. Obligations	40,153	150,537	211,161	801,005	251,314	951,542
Interest, Other	188,036	557,279	988,860	2,961,358	1,176,896	3,518,637

Total Income (Loss)	(190,428)	11,905,771	(1,001,437)	63,557,117	(1,191,865)	75,462,888

Expenses:
Incentive Fees to Trading Managers	(114,122)	2,093,329	(600,155)	11,180,108	(714,277)	13,273,437
Administrative Fees	17,578	50,768	92,443	269,716	110,021	320,484
O&O Expenses	14,063	40,615	221,863	647,319	235,926	687,934
Brokerage Expenses	425,396	1,228,589	2,403,513	7,012,618	2,828,909	8,241,207
Illinois Replacement Tax

Total Expenses	342,915	3,413,301	2,117,664	19,109,761	2,460,579	22,523,062

Net Income (Loss)	(533,343)	8,492,470	(3,119,101)	44,447,356	(3,652,444)	52,939,826

Statement of Changes in Net Asset Value
Beginning Balance	81,390,715	72,077,907	434,462,883	383,607,889	515,853,598	455,685,796
Additions	3,088,108	4,731,679	9,802,688	18,253,725	12,890,796	22,985,404
Net Income (Loss)	(533,343)	8,492,470	(3,119,101)	44,447,356	(3,652,444)	52,939,826
Redemptions	(8,863,564)	(10,220,140)	(3,622,402)	(8,784,902)	(12,485,966)	(19,005,042)

Balance at MARCH 31, 2008	75,081,916	75,081,916	437,524,068	437,524,068	512,605,984	512,605,984
Total Units Held at End of The Period		51,338.02167		343,568.37349
Net Asset Value Per Unit		1,462.501		1,273.470
Rate of Return	-0.63%	11.69%	-0.70%	11.45%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP